SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       LION BIOSCIENCE AKTIENGESELLSCHAFT
             (Exact Name of Registrant as Specified in its Charter)

                           FEDERAL REPUBLIC OF GERMANY
                 (Jurisdiction of Incorporation or Organization)

                           Im Neuenheimer Feld 515-517
                               D-69120 Heidelberg
                                     Germany
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---         ---

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                      1934.

                                  Yes     No X
                                     ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

     LION bioscience Aktiengesellschaft's Ad Hoc Publicity Notice regarding Revised Financial Outlook is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Report of Foreign Private Issuer on Form 6-K and the Ad Hoc Publicity Notice incorporated herein contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of the terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the statements. We are under no duty to update any of the forward-looking statements after the date of this report.



     This Report of Foreign Private Issuer on Form 6-K is specifically incorporated by reference in the Company's Registration Statement of Form F-3 (Reg. No. 333-90730) filed on June 18, 2002, as amended on July 16, 2002.


               Exhibit No.                              Description

                  99.1                             Ad Hoc Publicity Notice

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LION bioscience Aktiengesellschaft



                                     By:   /s/ Friedrich von Bohlen und Halbach
                                     Name: Dr. Friedrich von Bohlen und Halbach
                                     Title: Chief Executive Officer





Dated:  August 6, 2003